UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

Room 18022, Floor 18, 112 W. 34th Street

New York, NY 10120

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

As previously reported, on April 17, 2026, Baiya International Group Inc. (the “Company” or the “Registrant”) entered into a Securities Purchase Agreement with an institutional investor for the purchase of 13,500,000 class A ordinary shares, par value $0.0025 per share of the Company (the “Class A Shares”), at the price of $0.312 per share, by the investor.

The transaction closed on April 29, 2026 when the Company issued 13,500,000 Class A Shares for an aggregate consideration of $4,212,000.

This Report on Form 6-K and the information contained herein shall be deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements.

This Report on Form 6-K contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks relating to the satisfaction of closing conditions, the receipt of regulatory approvals (including approvals by Nasdaq), and the timing and completion of the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026	Baiya International Group Inc.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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